Exhibit 99.1

dLocal Announces Appointment of Sergio Fogel as Co-President and Chief Strategy Officer, and completion of major share purchase by key shareholders

Montevideo, Uruguay, June 7, 2023 – DLocal Limited (“dLocal,” the “Company,” “we,” “us,” and “our”) (Nasdaq: DLO), a technology-first payments platform enabling global enterprise merchants to connect with billions of consumers in emerging markets, today announced that Sergio Fogel was appointed as Co-President and Chief Strategy Officer.

Sergio Fogel co-founded dLocal and has been an active member of the Board, providing strategic vision and hands-on support on key business initiatives since the Company’s inception. His appointment as Co-President and Chief Strategy Officer formalizes the role he has been carrying out alongside Sebastián Kanovich (CEO) and Jacobo Singer (Co-President and COO). Mr. Fogel will continue to serve on the Board. Mr. Fogel has had a strong working relationship with the senior management of the company since 2016 and forms with them an exceptional partnership combining a highly complementary skill set. Mr. Fogel contributes extensive experience as a successful serial entrepreneur in the tech space with over 30 years of leadership experience. As shareholders and executives, Mr. Kanovich, Mr. Singer and Mr. Fogel are fully committed to the long-term success of dLocal, capitalizing on the opportunities ahead and generating sustainable value for dLocal's shareholders.

“Our opportunity to connect global merchants with emerging markets users is significant. I am excited to work even more closely with Sergio, making this role official as we work together to grow dLocal’s business,” said Sebastián Kanovich. “His proven leadership skills, experience and commitment to our core values and culture have been, and will be, instrumental in continuing our growth.”

Sergio Fogel stated “I am delighted to be assuming this executive role to continue supporting a dynamic, growth-focused leadership team as we guide dLocal’s business through the next phase of growth. dLocal’s development since its founding showcases the dedication and exceptional efforts of our entire teams. I am confident the future is bright with us leading it forward.”

In addition, the Company announces that, as anticipated in its press release dated December 20, 2022, certain key shareholders have, since the date of such press release, purchased in the aggregate amount of approximately $160 million of the Company's Class A common shares in open market transactions ($100 million by General Atlantic, and approximately $60 million by Sergio Fogel, Andres Bzurovski and Eduardo Azar).

“I am deeply grateful for the extraordinary display of support from our founding shareholders and General Atlantic.” Added Kanovich “Their financial commitment and ongoing dedication to our company demonstrate their confidence in our long-term future. It is truly a privilege to have the trust and confidence of our shareholders. We value their partnership immensely and remain committed to delivering exceptional results together."

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About Sergio Fogel

Mr. Fogel has over 30 years of working experience as an entrepreneur, executive and investor. He is a member of our board of directors and an active angel investor having invested in over 30 early-stage technology startups. He is highly valued as mentor and strategic advisor by startup founders. Mr. Fogel serves as Vice-President of Endeavor Uruguay, and sits on the board of Impulso, a school serving underprivileged kids in Montevideo, and REDALCO, an NGO that aims to reduce food insecurity in a sustainable way. He co-founded dLocal in 2016, after having founded several other companies, such as ElAgora.com (a B2B marketplace), Uniotel (VoIP), and Astropay (a payments processor). Previous to his entrepreneurship career, Mr Fogel worked as research fellow in

IBM’s state-of-the-art Haifa Research Lab, and then as account manager for Oracle in Latin America. Mr. Fogel holds an MBA from INSEAD, France, a Bachelor of Arts in Computer Science Summa Cum Laude, and a Master of Science in Computer Science from Technion, Israel Institute of Technology He also founded and co-organizes Punta Tech Meetup, a gathering of entrepreneurs and investors in Punta del Este.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in 40 countries across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Forward-Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

Investor Relations Contact:

ir@dlocal.com

Media Contact:

marketing@dlocal.com

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